

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

Via E-mail
Steven Allen Friedman
President, Chief Executive Officer and Director
Realco International, Inc.
17 Meromei Hasodeh Street
Kiryat Sefer, Modiin Illit, Israel

**Re: Realco International, Inc.
          Registration Statement on Form S-1
          Filed March 26, 2014
          File No. 333-194811**

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   As you appear to qualify as an emerging growth company, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation. Please refer to Item 502(b) of Regulation S-K.

3.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

4.   Please review your disclosure and revise, as appropriate, to address any discrepancies. For example only, we note your disclosure regarding your business address differs on the cover page, and on pages 5, 21, 23, and 24. Please ensure that the cover page reflects only your main office address and telephone number. We also note, for example only, the disclosure regarding your name on page 5, the disclosure regarding the number of securities outstanding on page 12, and the number of employees that you have on pages 21 and 22.   Further, please ensure that your disclosure is up-to-date. For example only, we note your reference on page 28 to the filing going effective by September 30, 2012.

Prospectus Cover Page, page 3

5.   Please ensure that the cross-reference to your risk factor section is presented in prominent type, such as bold type. Additionally, please ensure that the legend required by Item 501(a)(7) of Regulation S-K is presented in prominent type

Risk Factors, page 8

6.   Please expand your risk factors to address the risks of investing in a company based in Israel. Further, if appropriate, please address the possible impact of negotiations with the Palestinians on your real estate business.

"Our generating minimal revenues from operations makes it difficult for us to evaluate our future business prospects and make decisions based on those estimated of our future performance," page 8

7.   We note your disclosure under this risk factor that you have generated minimal revenues. Please revise this risk factor to also disclose your net loss as of February 28, 2014.

Implications of Being and Emerging Growth Company, page 10

8.   We note your disclosure that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please revise to state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Use of Proceeds, page 14

9.   We note your disclosure regarding how you intend to use the net proceeds from this offering. We further note that, if using the lowest estimated amount disclosed, in total, the estimated amount intended to be used for each purpose exceeds the net proceeds from the offering. Please revise or advise. Additionally, please revise to provide more specific details as to the amounts to be used for each item listed. For example, please disclose the amount you anticipate paying for rent and disclose whether you will pay this amount to a related party.

Dilution, page 15

10.   We note that you have disclosed immediate dilution to new shareholders to be $0.158. Please provide a calculation of this dilution as we are unable to recalculate.

Business Operations, page 17

11.   We note that your operations are based in Israel. Please expand your disclosure to discuss the regulations applicable to companies based in Israel. Further, please discuss the impact any such regulations may have on investors and add risk factor disclosure as appropriate.

Directors, Executive Officers, Promoters, and Control Persons, page 22

12.   We note your disclosure that Mr. Friedman worked as a consultant in a private real estate management firm from 2008 to 2011. Please revise your disclosure to identify this firm. Please refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

13.   We note your disclosure in Note 4 to the Financial Statements in which you indicate that Mr. Friedman has lent $4,489 to the company. Please revise to disclose this loan under this heading, including any material terms regarding such loan.

14.   We note your disclosure under this heading that Mr. Friedman paid $400 for 5,000,000 common shares. Please revise your disclosure to provide the date of this purchase. In addition, we note your disclosure in note 4 to the Financial Statements that Mr. Friedman purchased the shares for $300. Please revise to reconcile.

Management's Discussion and Analysis of Financial Condition, page 24

Plan of Operations, page 26

15.   Please expand your disclosure under this heading to discuss in greater detail your company's plan of operations for the next 12 months. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the Company intends to meet each of the milestones if it cannot receive funding.

Results of Operations, page 25

Revenue, page 25

16.   We note your disclosure that since you commenced operations on February 14, 2014 you have generated $5,000 in revenue. Please revise your disclosure to provide greater details with respect to this revenue. For example purposes only, please explain where this revenue came from and disclose the services provided.

Expense, page 25

17.   We note your disclosure that for the period February 14, 2014 through February 28, 2014 there was a total of $6,789 in expenses comprised entirely of professional fees. Please expand your disclosure to describe the professional fees to which you are referring.

Liquidity and Capital Resources, page 26

18.   In light of your auditor's going concern opinion, please revise your disclosure to be more specific about the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity, please disclose your plans to do so. If you plan to incur debt obligations, please disclose whether you have identified any potential lenders.

Financial Statements

General

19.   Please disclose your accounting policy for organizational and offering costs. Please indicate the amount of organizational and offering costs that have been spent as of the balance sheet date. Additionally, please ensure your disclosure includes the nature of your relationship with a third party that you have indicated will pay $34,000 of the organizational and offering costs.

Part II. Information Not Required in Prospectus, page 30

Item 13. Other Expenses of Issuance and Distribution, page 30

20.   We note you indicate that a total of $34,064 in accounting fees, legal fees and miscellaneous expenses have been paid for by a third party. Please revise your disclosure to explain and to identify the third party and to describe any terms of this payment. To the extent these expenses have been paid for by a related party, please revise your disclosure in the "Certain Relationships and Related Transactions" section.

Item 15. Recent Sales of Unregistered Securities, page 30

21.   Please revise to disclose the sale of 5,000,000 shares to Mr. Friedman under this heading. Please refer to Item 701 of Regulation S-K and provide the date of the sale and amount of securities sold, the amount of consideration received. Please also indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Exhibits, page 31

22.   We note your disclosure on page 5 that you have entered into an agreement with Israel RE Vision Group to market and sell select properties to international clients. We note that you have filed an unexecuted version of this agreement as exhibit 10. Please refer to Item 601 of Regulation S-K and file an executed version of this agreement or tell us why you are not required to do so.

Undertakings, page 32

23.   Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Signatures, page 33

24.   Please revise to include the signatures of persons in their individual capacities as required by Form S-1. See the Instructions to Signatures on Form S-1 for guidance. For example purposes only, we note your disclosure on page 22 that Mr. Friedman is Chief Executive Officer and President.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Senior Counsel

cc: Adam S. Tracy
Via E-mail